

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Wanjun Yao
Chief Executive Officer
Tungray Technologies Inc.
#02-01, 31 Mandai Estate,
Innovation Place Tower 4,
Singapore 729933

Re: Tungray Technologies Inc.
Draft Registration Statement on Form F-1
Submitted December 16, 2022
CIK No. 0001943444

Dear Wanjun Yao:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Commonly Used Defined Terms, page 9

1. We note that your definition of "China" or the "PRC" excludes Hong Kong and Macau. Please revise your disclosure to remove the exclusion of Hong Kong and Macau from your definition of "China" or the "PRC."

Risk Factors
Our business may be exposed to risks associated with an increasingly concentrated customer base, page 39

2. We note that HP accounted for 60% of your revenues for the year ended December 31,

2021. Please revise your risk factor to provide the material terms of any customer agreements on which you are dependent, including the term and termination provisions. To the extent applicable, file any agreement as an exhibit. Refer to Items 4.B.6. and 19 of Form 20-F.

Our ownership in Tung Resource, a Singapore Subsidiary, may be in dispute or be subject to litigation..., page 51

3.   We note that your ownership of Tung Resource may be in dispute. We also note that 98% of your 2021 revenue generated from your largest customer was earned through Tung Resource. Please revise your risk factor to discuss the risks if your ownership in Tung Resource revoked.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences..., page 74

4.   Please attribute the legal conclusions regarding whether the U.S. tax authorities will treat you as a passive foreign investment company to counsel, and include counsel's consent as an exhibit to your registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Tungray, page 86

5.   Please discuss, to the extent material, the percentage of revenues from each of the three business lines for all periods presented: (1) customized industrial test and tooling solutions, 2) welding equipment manufacturing, and 3) direct drive and linear direct current motors.

6.   You state that "Tungray expects that retention rates will remain at high levels in the long term." Please disclose the retention rates for customers for all periods presented.

Results of Operations, page 90

7.   In regard to revenues, you suggest the increase was primarily attributable to an increased customer base and more equipment sold for both customized and standard products. For both customized and standard products, please revise to quantify the amount of revenue growth attributable to new customers versus existing customers, and to the change in volume of customized and standard products sold. Refer to Section III.D of SEC Release No. 33-6835.

Business
Research and Development (R&D), page 117

8.   We note that you have 46 registered patents. Please revise to disclose the duration and expiration of such patents.

Related Party Transactions

Loans receivable - related parties, page 148

9.   We note a number of related party loans, including a loan to Wanjun Yao, your Chief
      Executive Officer. Section 13(k)(1) prohibits public companies from extending or
      maintaining credit in the form of personal loans to or for any director or executive officer.
      Please revise your disclosure to identify the major shareholder who controls each entity,
      the purpose of these loans and how you intend to comply with Section 13(k) of the
      Securities Exchange Act of 1934 with respect to these loans.

Consolidated Financial Statements, page F-1

10.   Provide audited financial statements that are as of a date not older than 12 months at the
      time of filing and upon the effectiveness of the registration statement. Refer to Item 8.A.4
      of Form 20-F.

Note 2. Summary of significant accounting policies

Loans receivables - related party, page F-46

11.   We note that "Loans receivables - related parties" represent loans to various companies
      which are under common control of the same major shareholder. In this regard, clarify
      the terms of the arrangement with related parties and how the terms determined the
      receivable is more appropriately classified a deduction from equity. Refer to ASC 310-10-
      S99-3 (i.e., SAB Topic 4:G).

Contract balances, page F-49

12.   Please disclose the amount of revenue recognized in the reported period that was included
      in the contract liability balance at the beginning of the period. Refer to ASC 606-10-50-
      8(b).

Note 7. Intangible assets, net, page F-56

13.   We note your disclosure relating to land use rights. Please disclose more details of the
      nature of these rights, including any obligation during the term of the rights. Also, tell us
      how you considered these rights in your adoption of ASC 842.

Signatures, page II-7

14.   It appears that Alex Gong intends to sign the registration statement as Chief Financial Officer. However, we note that Mr. Gong will become your Chief Financial Officer immediately upon the effectiveness of the registration statement and is not currently serving in this role. Please confirm that the current Chief Financial Officer or the person serving in the role will sign the registration statement.

General

15.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 551-5791 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Technology

cc: Anna Jinhua Wang